SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Letter to the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] dated August 17, 2011 regarding Resolutions approved by the Board of Directors of Nortel Inversora S.A. on August 17, 2011.

2.	Press Release entitled “Scheduled Redemption of Class A Preferred Shares”

3.	Press Release entitled “Payment of Dividend in Cash to Class A Preferred Shares”

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, August 17, 2011

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S                    /                     D

Dear Sir:

Re:	Resolutions approved by the Board of Directors
of Nortel Inversora S.A. on August 17, 2011.

Dear Sir:

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby inform you that on August 17, 2011 the Board of Directors of Nortel, by virtue of the powers delegated to it by the Stockholders’ Meeting held on August 2, 2011, approved the following:

1. When considering the first item of the Agenda, which reads: “Reduction of the capital stock as a result of the scheduled redemption of “Class A” Preferred Shares”, resolved:

To approve the adjustment calculations made by Nortel’s Management based on the Coeficiente de Estabilización de Referencia (“CER”) applicable to August 30, 2011, the date on which the redemption value will effectively be made available, and:

(i)	to proceed with the scheduled redemption, as from August 30, 2011, and pro rata of each “Class A” Preferred Shareholder, of 418,202 “Class A” Preferred Shares (that include the four Additional Shares) , at a redemption price of AR$ 834.690275 per “Class A” Preferred Share, based on which the aggregate redemption value of such “Class A” Preferred Shares amounts to AR$ 349,069,142.39;

(ii)	to reduce the Company’s capital stock by reducing, in the aggregate, the Capital Stock account by an amount of AR$ 4,182,020; the Inflation Adjustment of Capital Stock account by an amount of AR$ 6,645,272.71; the Share Issue Premiums account by an amount of AR$ 338,241,849.68, which aggregates to AR$ 349,069,142.39. The amounts referred to above represent 5.48760% of the accounts Capital Stock and Inflation Adjustment of Capital Stock, respectively;

(iii)	to instruct Nortel’s Management to perform all acts and actions necessary to effect the redemption, including, among others, to notify the holders of “Class A” Preferred Shares and any other applicable person of the final terms of the redemption, make the redemption value effectively available to the “Class A” Preferred Stockholders based on their applicable holdings, deduct from the redemption price the amount that corresponds, as corresponding, to the concept of income tax (equalization tax or impuesto de igualación), cancel the applicable shares in Nortel’s stock ledger and reflect the reduction of the Company’s accounts pursuant to paragraph (ii) above in Nortel’s future financial statements, authorizing Nortel’s President, Mr. Franco Livini, and its Chief Executive Officer, Mr. Jorge Alberto Firpo, so that any of them may, individually, in the name and on behalf of Nortel, make all necessary filings before all applicable national and international entities, arrange for all necessary publications, communications and notifications to the holders of “Class A” Preferred Shares, the Comisión Nacional de Valores (Argentine Securities Commission or CNV), the Buenos Aires Stock Exchange, the Caja de Valores S.A., the Official Gazette of Argentina, and any other applicable national or international entity, and perform all acts before the applicable Argentine exchange and/or banking authorities for purposes of converting the Argentine Pesos into U.S. dollars in the official Argentine foreign exchange market, whenever such conversion is applicable or whenever it is required by the holders of “Class A” Preferred Shares, and to perform any other acts and actions necessary or convenient to such effects;

(v)	to perform all acts and actions necessary to obtain the approval and registration of the capital stock reduction before the CNV, the Buenos Aires Stock Exchange, the Inspección General de Justicia (Office of Corporations) and any other applicable authority or agency, in accordance with the powers delegated by the Stockholders’ Meeting.

2. In addition, when considering the second item of the Agenda, which reads: “Calculation of the aggregate amount of preferred basic dividends to be paid to the Class A Preferred Shares subject to the scheduled redemption, based on the application of the CER as of the date on which such dividends are effectively made available, pursuant to the resolutions passed by the Stockholders’ Meeting held on August 2, 2011”, resolved:

(i)	to approve the calculations made by Nortel’s Management and, consequently, pay, beginning on August 29, 2011, to the “Class A” Preferred Shares subject to the scheduled redemption referred to in the first item of this meeting’s Agenda, an amount of AR$ 57,634,577.63 as accumulated preferred basic dividends, which is equal to AR$ 137.815165 per each “Class A” Preferred Share subject to the scheduled redemption; plus an amount of AR$ 24,817,545.21 as an additional distribution amount to those Shareholders who have entered into the Settlement Agreement with Nortel. In addition, it was informed that:

a.	the aggregate amount of such accumulated preferred basic dividends represents 702.86 % of the nominal value of the “Class A” Preferred Shares before the scheduled redemption and 1,378.15 % of the nominal value of the “Class A” Shares subject to scheduled redemption, and that such “Class A” Preferred Shares subject to scheduled redemption are entitled to receive them,

2

b.	the amount to be paid to those holders of “Class A” Preferred Shares who have entered into the Settlement Agreement with Nortel is AR$ 24,817,545.21, and

c.	the balance of non-appropriated profit amounts to be carried forward following the resolutions adopted by the Stockholders’ Meeting held on August 2, 2011, amounts to AR$ 2,148,637,246.81 ; and

(ii)	to authorize Nortel’s President and its Chief Executive Officer, so that any of them may, individually, in the name and on behalf of Nortel, make all necessary filings before all applicable national and international entities, arrange for all necessary publications, communications and notifications to the holders of “Class A” Preferred Shares, the CNV, the Buenos Aires Stock Exchange, the Caja de Valores S.A., the Official Gazette of Argentina and any other applicable national or international entity, and perform all acts before the applicable Argentine currency and/or banking authorities for purposes of converting the Argentine Pesos into U.S. dollars in the official Argentine foreign exchange market, whenever such conversion is applicable or whenever it is required by the holders of “Class A” Preferred Shares, and to perform any other acts and actions necessary or convenient to such effects.

Sincerely yours,

/s/ Jorge Alberto Firpo Jorge Alberto Firpo Officer in Charge of Market Relations

3

Item 2

NORTEL INVERSORA S.A.

Scheduled Redemption of Class A Preferred Shares

We inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on August 2, 2011 (the “Meeting”), approved the scheduled redemption, pro rata for each “Class A” Preferred Shareholder, of 418,202 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, representing 51% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance of such shares and applicable imperative laws. The nominal amount to be redeemed is AR$ 4,182,020.

The aggregate value of the scheduled redemption approved by the Meeting is AR$ 349,069,142.39, equivalent to a redemption price of AR$ 834,690275 per share. Such price per share results from multiplying AR$ 289.392578 by 2,797289 the Coeficiente de Estabilización de Referencia (“CER”) corresponding to August 30, 2011.

The scheduled redemption value shall be made available to the holders “Class A” Shares on August 30, 2011, or on any following date pursuant to applicable law at the jurisdictions where the “Class A” preferred shares are listed.

Payment of the redemption value will be made at the Company’s headquarters, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10am to 12pm and 3pm to 5pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid such dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Please note that Nortel will deduct from the redemption price the amount corresponding to the applicable income tax (equalization tax or impuesto de igualación).

Jorge Alberto Firpo

Officer in Charge of Market Relations

Item 3

NORTEL INVERSORA S.A.

Payment of Dividend in Cash to Class A Preferred Shares

We inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Annual and Extraordinary General Meeting and the Special Class “A” Preferred Stockholders’ Meeting held on August 2, 2011 (the “Meeting”), approved the payment of a cash dividend to the “Class A” preferred shares, the redemption of which was approved by the Meeting when considering Item Three of the Agenda (the “Redemption Shares”), pursuant to the terms of issuance of such shares and applicable imperative laws. Such dividend represents 75.252562% of the preferred basic dividend accumulated by the Redemption Shares during fiscal year 2008 and 100% of the preferred basic dividend accumulated by such shares during fiscal years 2009 and 2010, and cancels all of the preferred basic dividends accumulated by the Redemption Shares, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission].

The aggregate amount of the dividend to be paid to the Redemption Shares is AR$ 57,634,577.63, which represents 1,378.15 % of the par value of the Redemption Shares. Such amount is equivalent to AR$ 137.815165 per share (each share having a par value of AR$10). Such dividend per share results from adjusting the basis on which the preferred basic dividend is calculated by the Coeficiente de Estabilización de Referencia (“CER”) corresponding to August 29, 2011.

The dividend shall be made available to the holders of Redemption Shares on August 29, 2011, or on any following date pursuant to applicable law at the jurisdictions where the Class A preferred shares are listed. Payment will be made at the Company’s headquarters, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10am to 12pm and 3pm to 5pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid such dividend through JP Morgan Chase Bank, N.A., Depositary for the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Jorge Alberto Firpo

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 22, 2011	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager